Mail Stop 4561

October 19, 2006

Mr. Neil Pursell
Chief Financial Officer and Director
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire   ST1 4NQ
United Kingdom

> **Re: Tricell, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed April 18, 2006**
> **File No. 000-50036**

Dear Mr. Pursell:

We have reviewed your response letter dated October 6, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

General

1. Please revise to add a risk factor that discusses your risk of a customer not paying for an order and the fact that you would still be liable to the supplier for full payment. This appears to be a significant risk considering the volume of transactions that you enter into in relation to your cash position.

Item 1 – Business

Discount Internet Supply Channel Limited, page 5

2. We have read your response to comments 2 and 3. You disclose that although you did not complete your acquisition of D-ISC, you did issue the shares to the D-ISC shareholders that were due as consideration for the acquisition, valued at $14,750,000. You also note that you did not seek a declaratory judgment to judicially invalidate the shares that were prematurely issued to the D-ISC shareholders. In this regard, the shares are currently issued and outstanding; thus, we continue to believe that you issued shares in exchange for no value and that your financial statements should be revised to appropriately reflect the outstanding shares and an expense equal to the value of the shares issued to the D-ISC shareholders.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page F-9

3. In your response dated June 23, 2006, you told us that the $5.5 million in bad debt expense recorded in 2004 was primarily related to the note receivable of 2.6 million pounds and VAT receivable balances related to the two subsidiaries in bankruptcy, Tricell UK and Tricell International, as it was determined that the amounts were uncollectible. Additionally, in your response dated October 6, 2006 you provided a detailed breakdown of the amounts that made up the $5.5 million. Based on the breakdown, we do not note that the $5.5 million includes any VAT receivable amounts. Please explain. Furthermore, please provide us with more details regarding the VAT receivable that you discuss on page F-20 of your filing. Please tell us if this amount was written off as uncollectible and how it affected the gain amount that you recognized in 2006.

Revenue Recognition, page F-10

4. We have read and reviewed your response to comment 5. Please revise to disclose that you never physically possess the inventory sold and that you usually pay the supplier after payment has been received from the customer, which limits credit risk.

Note 4 – Notes and Loans Receivable, page F-14

5. We have read your response to comment 6. We note that the original maturity date of the loan entered into on May 21, 2003 was October 31, 2003, but that the maturity date was extended to December 31, 2003 and subsequently to April 30, 2004. We also note that the loan provided for you to earn an additional fee of approximately $409,000 to be collected at maturity and that you recognized interest income in this amount in 2003. Please tell us how you determined that it was appropriate to recognize income in 2003 related to this fee of $409,000 since the maturity date of the loan was extended to 2004. Furthermore, please tell us how you determined that collection of this amount was reasonably assured when you recorded it. Also, tell us why after you received payment of $903,700 that you would loan this amount back to the debtor.

6. Per review of your 2003 10-K, you disclosed on page F-13 that on April 14, 2004 approximately $3,735,000 was repaid to you and the balance was expected to be repaid prior to April 30, 2004. However, in your 2005 filing you disclose that the debtor made representation and gave written notice that they would pay the above balance via a wire transfer. It appears that you misrepresented the receipt of payment in your 2003 10-K. Please explain.

7. Please file the note agreement and any amendments as required by Item 601 of Regulation S-K.

Note 14 – Subsequent Events, page F-20

8. You disclose that on January 27, 2006 the assets and liabilities of Tricell UK and Tricell Int. were removed from your consolidated financial statements and on that date your net assets, or shareholders equity, increased by $1,747,518. You also disclose on page F-7 of your 10-Q for the quarter ended March 31, 2006 that the assets and liabilities of Tricell UK and Tricell International were removed from your consolidated financial statements, resulting in a gain on net liabilities written off from liquidated subsidiaries of approximately $3,621,000. Please reconcile and explain the difference between these two amounts.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief